United States securities and exchange commission logo





                                July 24, 2023

       Chen Chen
       Chief Financial Officer
       ATRenew Inc.
       12th Floor, No. 6 Building, 433 Songhu Road, Shanghai
       People   s Republic of China

                                                        Re: ATRenew Inc.
                                                            Annual Report on
Form 20-F
                                                            Filed April 18,
2023
                                                            File No. 001-40486

       Dear Chen Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed April 18, 2023

       Item 3. Key Information
       The Holding Foreign Companies Accountable Act, page 4

   1. In future filings, please disclose the location of your auditor's headquarters. Additionally, where you discuss the
HFCAA, revise to clarify that such act was amended by the
                                                        Consolidated
Appropriations Act, 2023, and where you disclose the risk that "the SEC will prohibit our
shares or the ADSs from being traded on a national securities exchange,"
                                                        also disclose the
related risk that an exchange may determine to delist your ADSs. Make conforming changes, as
applicable, in your risk factor on page 42. Tell us what your disclosure will look
like.
       Doing Business in China, page 4

   2. We note your disclosure discussing the "various risks and uncertainties related to doing business in China." In
future filings, please revise to clarify that the risks associated with
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FirstName  LastNameChen Chen
ATRenew Inc.
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         operating in China also apply to your operations in Hong Kong. In this regard, while we note that you carve-out Hong Kong from your definition of "China" in your Introduction section, you disclose on page 28 that you have "one regional operation center in Hong
         Kong." Make conforming changes throughout your risk factor discussion as applicable, and in particular, include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this
         oversight impacts the company   s business, and to what extent the
company believes that it
         is compliant with the regulations or policies that have been issued. Tell us what your disclosure will look like.
Our Holding Company Structure, page 5

3. We note your disclosure on page 5 that "[w]e are not an operating company but a Cayman
         Islands holding company with operations primarily conducted by our subsidiaries in
         China." In future filings, please disclose this statement prominently at the beginning of your Item 3 disclosure and also disclose that this structure involves unique risks to investors. Additionally, disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your ADSs, including that it could cause the value of such ADSs to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure. Tell us what your disclosure will look like.
4. We note the diagram of "our corporate structure consisting of our principal subsidiaries."
         In future filings, to the extent that you continue to include the former VIE in your structure chart, revise your disclosure to clarify that the structure consists of your principal subsidiaries and the former VIE, so as to refrain from implying that the former VIE is one of your subsidiaries. Also revise the chart so as to use dotted lines, as opposed to solid lines, to denote the relationships with the former VIE, and clarify that the former VIE is wound up. Alternatively, given that you wound up your VIE structure in 2022, consider removing this aspect of your chart. In connection therewith, in future filings, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
         which the company   s operations are conducted. In this regard, we
note your disclosure on
         page 45 that "we conduct our business primarily through the former VIE and its subsidiaries in China." As you have wound up such former VIE, update your disclosure throughout the annual report to clarify which entities you conduct your operations through
         (e.g., your disclosure on page 42 indicates that you acquired all of the equity ownership in the former VIE). Tell us what your disclosure will look like.
5. We note your disclosure that, prior to winding up the VIE, the related "contractual arrangements allowed us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai
Wanwuxinsheng . . . ."
         We also note your disclosure in the subsequent sub-section that "[b]ecause ATRenew Inc.
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ATRenew Inc.
July 24, 2023
Page 3
         and its subsidiaries control the former VIE through contractual arrangements prior to unwinding . . . ." In future filings, where you discuss such arrangements, please refrain
         from implying that the contractual agreements are equivalent to equity ownership in the business of the former VIE. Any references to control or benefits that accrued to you because of the former VIE should be limited to a clear description of the conditions you satisfied for consolidation of the former VIE under U.S. GAAP. Making conforming changes throughout the annual report, as applicable (e.g., on page
41). Additionally, we
         note your disclosure that "we had control over and were the primary beneficiary of our consolidated affiliated entities and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP." In future filings, revise your disclosure to clarify that you were the primary beneficiary of the VIE for accounting purposes. Last, where you refer to "our former VIE" on page 6, revise to remove any reference to "our." Tell us what your disclosure will look like.
Permissions Required from the PRC Authorities for Our Operations , page 5

6. We note your disclosure that "our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others . . . ." The disclosure here should not be
         qualified by materiality. In future filings, make appropriate revisions to your disclosure, and elaborate upon what you mean by "among others," so as to provide a more detailed discussion of the permissions or approvals other than the EDI License that are required to operate your business. Additionally, here and in the second paragraph of this section, expand your disclosure to cover you and your Hong Kong intermediate holding companies, and in each instance where you discuss permits or permissions, also discuss approvals. Last, where you discuss whether you are covered by the CSRC and CAC's permissions requirements, also expand your discussion to address whether you are subject to permission requirements by any other governmental agency. Tell us what your disclosure will look like.
7. In future filings, here and in your risk factors, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not
FirstName LastNameChen Chen
       required, or (iii) applicable laws, regulations, or interpretations change and you are
Comapany    NameATRenew
       required to obtain suchInc.
                                 permissions or approvals in the future. Tell
us what your
       disclosure  will
July 24, 2023 Page 3    look like.
FirstName LastName
 Chen Chen
FirstName  LastNameChen Chen
ATRenew Inc.
Comapany
July       NameATRenew Inc.
     24, 2023
July 24,
Page  4 2023 Page 4
FirstName LastName
8. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have the requisite licenses and permits to operate your business, as well as your conclusion that you do not need any permissions from CAC or the CSRC.
         In future filings, if true, state as much and explain why such an opinion of counsel was not obtained. Additionally, with respect to your conclusion that you are not subject to the
         CAC or CSRC requirements, revise to explain the basis for such conclusion. Make conforming changes as appropriate in your risk factors discussing CSRC and CAC. Tell us what your disclosure will look like.
Transfer of Funds and Other Assets Within Our Organization, page 6

9. We note your disclosure that "[t]o date, no dividends or distributions have been made to our company by our PRC subsidiaries or the former VIE." In future filings, expand your disclosure to cover transfers in addition to dividends or distributions, and also discuss any transfers, dividends or distributions to or from your investors. To the extent there were any additional cash transfers not yet disclosed, quantify such transfers and state the direction. Additionally, where you disclose the transfers to and from you, your intermediate holding companies, your subsidiaries and the former VIEs in the second paragraph of this section, clarify which entities received or gave which amounts. With respect to any of the foregoing transfers, also disclose any applicable tax consequences.
         Tell us what your disclosure will look like.
10. We note your disclosure that "our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets . . . " as well as your quantification of such restricted portions.
         In future filings, disclose that, as a result of such restricted portions, the cash and/or assets may not be available to fund operations or for other use outside of the PRC, and also include comparable risk factor disclosure. Additionally, revise here and in your risk factors to state that, to the extent cash and/or assets in the business are in Hong Kong or your Hong Kong entities, the cash and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section. Tell us what your disclosure will look like.
11. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
         Alternatively, state that you have no such cash management policies that dictate how funds are transferred. Provide cross-references to this discussion in the risk factors section. Tell us what your disclosure will look like.
A. Selected Financial Data, page 7

12. We note that the former VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that
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ATRenew Inc.
July 24, 2023
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         disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the former VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the former VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the former VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
D. Risk Factors
Summary of Risk Factors
Risks Related to Doing Business in China, page 11

13. In future filings, in your summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
         and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer ADSs to investors and cause the value of such ADSs to significantly decline or be worthless. Last, include individual, specific cross-references here and in your summary risk factor section entitled "Risks
         Related to Our Corporate Structure" to the more detailed discussion of these risks that follows in this section. Please tell us what your disclosure will look like.
"The PRC government's significant oversight over our business operation could result in a material adverse change in our operations . . . ", page 45

14. We note your disclosure that "[t]he PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a
FirstName LastNameChen Chen
       material adverse change in our operation and/or the value of our ADSs." In future filings,
Comapany    NameATRenew
       revise to state that theInc.
                                PRC government may intervene or influence your
operations at any
       time.  Tell us
July 24, 2023 Page 5  what   your disclosure will look like.
FirstName LastName
 Chen Chen
FirstName  LastNameChen Chen
ATRenew Inc.
Comapany
July       NameATRenew Inc.
     24, 2023
July 24,
Page  6 2023 Page 6
FirstName LastName
"You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . ", page 46

15. We note your disclosure that "almost all of our directors and officers reside within China and almost all of them are PRC nationals." In future filings, please identify the relevant individuals, and to the extent that one or more of your directors or members of senior management is based in Hong Kong, also state that is the case and identify the relevant individuals. Please also include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Tell us what your disclosure will look like.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

16. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
17. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
18. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
19.      We note that your disclosures pursuant to Item 16I(b)(3), (b)(4) and
(b)(5) refer to    our
         company    or    our company or our operating entities.    It is
unclear from the context of
         these disclosures whether    our company    is meant to encompass you
and all of your
         consolidated foreign operating entities or whether in some instances this term refers solely to ATRenew Inc. Please note that Item 16I(b) requires that you provide each disclosure
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ATRenew Inc.
July 24, 2023
Page 7
      for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.
20. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    To the best of our knowledge.
Please supplementally
      confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the
      Chinese Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Brian Fetterolf at 202-551-6613 or Donald
Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameChen Chen
                                                            Division of
Corporation Finance
Comapany NameATRenew Inc.
                                                            Office of Trade &
Services
July 24, 2023 Page 7
cc:       Shu Du
FirstName LastName